Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501

New York, NY 10022

February 6, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Donald Field, Attorney-Advisor

Re:	Monocle Acquisition Corporation Registration Statement on Form S-1 File No. 333-228470

Dear Mr. Field:

Monocle Acquisition Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-228470), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, February 6, 2019, or as soon thereafter as possible.

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Sincerely, MONOCLE ACQUISITION CORPORATION
By:	/s/ Eric J. Zahler
	Name:	Eric J. Zahler
	Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]